NEWS RELEASE
TSX: ELD NYSE: EGO	October 23, 2017

Eldorado Gold Provides an Update on Kisladag Operations

VANCOUVER - BC – Eldorado Gold (“Eldorado” or the “Company”) today provides an update on its 100% owned Kisladag gold mine in Turkey. Kisladag is a low-grade, bulk-tonnage, open pit operation that uses heap leach for gold recovery.

On June 27, 2017, the Company reported that, while placement of estimated recoverable gold on the leach pad proceeded as planned, the gold solution grade and consequently gold recovery from the leach pad had lagged internal expectations. Initial laboratory and in situ tests, where solution chemistry was adjusted, indicated normal recovery rates were still expected. The Company also believed that more time for solution to flow through the current stack height of the leach pad (approximately 80 meters at the highest point) was required.

During the third quarter, a significant amount of laboratory test work was undertaken, primarily focused on the zone of mineralization located around the base of the open pit where mining is currently underway. Monthly composite samples from material recently placed on the pad, even with adjusted solution chemistry, have indicated lower gold recoveries. Final recoveries in the low 40% range are now anticipated for this material. This will result in a reduction in the recoverable leach pad inventory by approximately 40,000 ounces of gold.

In light of the lower recoveries, the Company is revising its 2017 guidance for Kisladag to 170,000 to 180,000 ounces at cash costs of $500 to $550 per ounce. Guidance for 2018 and beyond is currently under review.

Further metallurgical test work on heap leaching is ongoing to determine the extent of the materiality of the impact on gold resources and reserves, and possible implications for the carrying value of the mine.

In parallel with ongoing laboratory heap leach test work, the Company is investigating alternative treatment methods for this material, which includes studies on finer particle breakage, either through milling or high pressure grinding roll (HPGR) crushers.  The Company has previously contemplated construction of a mill at Kisladag and historic and ongoing test work using bottle rolls and other metallurgical tests indicates that milling should result in consistently higher recoveries compared to heap leaching throughout the orebody; the potential benefits from HPGR requires further studies and test work.

More information will be available when the Company updates the resources and reserves model and the life of mine plan in light of these studies.

About Eldorado Gold

Eldorado is a leading intermediate gold producer with mining, development and exploration operations in Turkey, Greece, Canada, Romania, Serbia and Brazil. The Company’s success to date is based on a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Forward Looking Statement

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects”, “is expected", "budget", "continue"", "projected", "scheduled", "estimates", "forecasts", "projected", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “to be”, "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Such forward-looking statements or information include, but are not limited to, statements or information with respect to recoveries of gold at Kisladag on the leach pad or under alternative treatment methods, results of test work, the Company’s revised guidance for 2017, 2018 and beyond, expected impact on reserves and the carrying value of Kisladag and the updating of the resources and reserves model and life of mine plan..

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other metal price volatility; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory environment and restrictions, including environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; risks related to impact of the sale of our Chinese assets on the Company's operations; risks related to the acquisition of Integra Gold Corporation; additional funding requirements; currency fluctuations; litigation and arbitration risks; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk factors in our business" in the Company's  most recent Annual Information Form and Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, for a fuller understanding of the risks and uncertainties that affect the Company's business and operations.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used herein are Canadian mining terms used in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to “indicated mineral resource” and “inferred mineral resource”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.

Contacts - Investor Relations

Telephone: 604.687.4018 or 1.888.363.8166 or kristam@eldoradogold.com